Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

21 July 2020

The Manager
ASX Market Announcements
ASX
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 1st Quarter FY2021 results on Tuesday 11 August 2020.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	9.00am (AEST)
Teleconference Registration:	https://s1.c-conf.com/diamondpass/10008081-invite.html
Webcast URL:	https://ir.jameshardie.com.au/jh/results_briefings.jsp

All participants wishing to join the teleconference will need to pre-register by navigating to https://s1.c-conf.com/diamondpass/10008081-invite.html Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.

Yours faithfully,
Jason Miele
Chief Financial Officer

This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA),
Moe Nozari (USA), Rada Rodriguez (Sweden), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895